Exhibit 99.1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited, expressed in Canadian dollars)

	June 30,	December 31,
($000s)	2014	2013

ASSETS
Current assets
Restricted cash	$24,428	$38,148
Accounts receivable (note 13)	134,955	80,306
Deposits and prepaid expenses	9,811	10,001
Commodity contract asset (note 13)	—	345
	169,194	128,800
Exploration and evaluation assets (note 3)	121,610	132,971
Property, plant and equipment (note 4)	1,546,438	1,293,409
Total assets	$1,837,242	$1,555,180

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$142,678	$137,465
Advances from joint venture partners	66,942	99,380
Current portion of finance lease obligation	1,534	1,495
Current portion of deferred lease inducements	333	285
Commodity contract liability (note 13)	25,612	17,278
	237,099	255,903

Long-term debt (note 5)	323,007	287,092
Finance lease obligation	10,873	11,637
Deferred lease inducements	2,836	2,565
Decommissioning liabilities	74,480	67,075
Deferred taxes (note 9)	47,117	27,034
Total liabilities	695,412	651,306

SHAREHOLDERS’ EQUITY
Shareholders’ capital	996,122	824,065
Contributed surplus	41,438	38,958
Retained earnings	104,270	40,851
Total shareholders’ equity	1,141,830	903,874
Total liabilities and shareholders’ equity	$1,837,242	$1,555,180

COMMITMENTS (note 12)
See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, expressed in Canadian dollars)

	Three months ended June 30,	Six months ended June 30,
($000s)	2014	2013	2014	2013

REVENUES
Petroleum and natural gas sales	$151,210	$73,977	$312,929	$138,885
Other income	1,101	587	2,967	1,222
Royalties	(27,015)	(12,561)	(54,402)	(24,346)
Total revenues	125,296	62,003	261,494	115,761

Realized gain (loss) on commodity contracts	(16,361)	(785)	(34,999)	5,717
Unrealized gain (loss) on commodity contracts	14,996	5,992	(8,680)	(6,307)
	123,931	67,210	217,815	115,171

EXPENSES
Production	25,799	17,383	51,428	32,441
Transportation	2,721	1,662	7,758	3,107
General and administrative	4,536	2,499	10,061	6,085
Share-based compensation (note 7)	2,328	241	4,837	1,691
Depletion and depreciation (note 4)	40,984	20,877	77,389	37,967
Gain on property dispositions and swaps (note 4)	(9,399)	—	(28,513)	(250)
	66,969	42,662	122,960	81,041

NET PROFIT BEFORE FINANCE AND TAXES	56,962	24,548	94,855	34,130

Finance expenses (note 10)	5,300	3,758	9,457	6,975

NET PROFIT BEFORE TAXES	51,662	20,790	85,398	27,155

TAXES
Deferred tax expense (note 9)	13,410	5,324	21,979	7,128

NET PROFIT AND COMPREHENSIVE INCOME	38,252	15,466	63,419	20,027

Net profit per share (note 11)
Basic	$0.22	$0.14	$0.36	$0.19
Diluted	$0.21	$0.13	$0.36	$0.18

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars) For the six months ended June 30,

($000s)	2014	2013

SHAREHOLDERS’ CAPITAL
Common shares (note 6)

Balance, beginning of year	$ 824,065	$ 371,576
Issued for cash on exercise of share options	4,062	191
Issued for cash on equity issue, net of tax	172,615	—
Share issue costs on equity issue and shelf prospectus, net of tax	(5,667)	—
Contributed surplus transferred on exercised options	1,047	83
Balance, end of period	996,122	371,850

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	—	4,378

CONTRIBUTED SURPLUS (note 7)
Balance, beginning of year	38,958	37,284
Share-based compensation expense	3,003	1,726
Adjustment of share-based compensation expense
for forfeitures of unvested share options	(250)	(146)
Transfer to share capital for exercised options	(1,047)	(83)
Other	774	—
Balance, end of period	41,438	38,781

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	40,851	(32,132)
Net profit	63,419	20,027
Balance, end of period	104,270	(12,105)

TOTAL SHAREHOLDERS’ EQUITY	$ 1,141,830	$ 402,904

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, expressed in Canadian dollars)
For the three and six months ended June 30,

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013

Cash provided by (used in):

Cash flow from (USED IN) operating activities
Net profit	$ 38,252	$ 15,466	$ 63,419	$ 20,027
Adjustments for:
Depletion and depreciation	40,984	20,877	77,389	37,967
Finance expenses (note 10)	434	647	864	1,238
Share-based compensation (note 7)	2,328	241	4,837	1,691
Unrealized (gain) loss on commodity contracts	(14,996)	(5,992)	8,680	6,307
Gain on property dispositions and swaps	(9,399)	—	(28,513)	(250)
Deferred tax expense (note 9)	13,410	5,324	21,979	7,128
Decommissioning costs incurred	(72)	(268)	(136)	(547)
Change in non-cash working capital (note 8)	(10,878)	(6,684)	(4,156)	(8,423)
	60,063	29,611	144,363	65,138

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	174,200	—	177,451	191
Issue costs on share capital (note 6)	(7,597)	—	(7,563)	—
Settlement of restricted awards (note 7)	(1,256)	—	(1,256)	—
Advances from loans and borrowings	724,362	301,000	1,210,162	472,030
Repayment of loans and borrowings	(736,473)	(257,825)	(1,174,247)	(411,075)
Obligations under finance lease	(369)	(353)	(725)	(692)
Deferred lease inducements	390	—	319	—
Change in non-cash working capital (note 8)	303	(479)	113	237
	153,560	42,343	204,254	60,691

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(1,342)	(1,269)	(2,142)	(6,961)
Additions to property, plant and equipment	(133,226)	(45,447)	(288,068)	(131,354)
Proceeds on sale of property, plant and equipment	8,613	16	8,392	1
Change in non-cash working capital (note 8)	(87,668)	(25,254)	(66,799)	12,485
	(213,623)	(71,954)	(348,617)	(125,829)

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$ —	$ —	$ —	$ —

Cash paid:
Interest	$ 3,411	$ 2,895	$ 6,891	$ 4,212
Taxes	—	—	—	—

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production oil and gas company.

2.	BASIS OF PREPARATION
a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 5, 2014. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2013 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2013 audited annual financial statements, except as noted below.

b.	Change in accounting policies

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

c.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2013. The interim financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2013.

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3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2012	$ 38,177
Acquisitions through business combinations, net	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	132,971
Additions	2,142
Transfer to oil and natural gas properties	(13,472)
Disposals (1)	(31)
Balance, June 30, 2014	$ 121,610

(1) Disposals include swaps.

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2012	$ 851,108	$ 2,802	$ 853,910
Acquisitions through business combinations, net	498,371	-	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	-	7,424
Farmout wells	11,244	-	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Additions	290,606	6,162	296,768
Transfer from exploration and evaluation assets	13,472	-	13,472
Farmout wells	29,257	-	29,257
Disposals (1)	(9,079)	-	(9,079)
Balance, June 30, 2014	$ 1,953,283	$ 17,747	$ 1,971,030

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2012	$ 262,570	$ 1,581	$ 264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	$ 344,962	$ 2,241	$ 347,203
Charge for time period	76,050	1,339	77,389
Balance, June 30, 2014	$ 421,012	$ 3,580	$ 424,592
(1) Disposals include swaps.

Carrying amounts
At December 31, 2013	$ 1,284,065	$ 9,344	$ 1,293,409
At June 30, 2014	$ 1,532,271	$ 14,167	$ 1,546,438

Bellatrix has included $1.1 billion (2013: $504.7 million) for future development costs and excluded $70.2 million (2013: $39.3 million) for estimated salvage from the depletion calculation for the three months ended June 30, 2014. Facilities under construction associated capital of $28.7 million was excluded from the depletable base for the depletion calculation for the three months ended June 30, 2014.

In the three and six months ended June 30, 2014, Bellatrix recognized a total net gain on dispositions of $9.4 million and $28.5 million, respectively, relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the three and six month periods ended June 30, 2014.

6

For the six months ended June 30, 2014, the Company capitalized $5.4 million (2013: $2.5 million) of general and administrative expenses, and $2.1 million (2013: $0.7 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.	LONG-TERM DEBT

Based upon the Company’s semi-annual borrowing base review for May 31, 2014, Bellatrix increased its borrowing base and credit facilities to $625 million from $500 million. The bank syndicate lenders approved the Company’s request to change the term of the credit facilities to a 3 year facility, fully revolving until maturity, and extendible annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the credit facilities were also amended to include certain ongoing financial covenants that will require quarterly compliance.

As of June 30, 2014, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $550 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to three years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2014.

As at June 30, 2014, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at June 30, 2014, the Company had approximately $301.5 million or 48% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its debt covenants.

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6.	SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the six months ended June 30, 2014 or 2013.

	2014		2013
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	170,990,605	$ 824,065	107,868,774	$ 371,576
Issued for cash on equity issue	18,170,000	172,615	-	-
Share issue costs on equity issue and shelf prospectus, net of tax effect of $1.9 million	-	(5,667)	-	-
Cancellation of shares	(137,486)	-	-	-
Shares issued for cash on exercise of options	2,068,622	4,062	50,555	191
Contributed surplus transferred on exercised options	-	1,047	-	83
Balance, end of period	191,091,741	$ 996,122	107,919,329	$ 371,850

On June 5, 2014, Bellatrix closed a bought deal financing of 18,170,000 common shares at a price of $9.50 per common share for aggregate gross proceeds of $172.6 million (net proceeds of $165.5 million after transaction costs excluding deferred tax impacts).

7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2014:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended June 30, 2014 (1)	$ 828	$ 971	$ 272	$ 257	$ 2,328
Expense for the six months ended June 30, 2014 (2)	$ 1,641	$ 1,839	$ 854	$ 503	$ 4,837
Liability balance, June 30, 2014	$ —	$ 5,884	$ 1,191	$ 1,276	$ 8,351

(1) The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $0.6 million. The expense for restricted awards is net of capitalization of $0.3 million. The expense for performance awards is net of capitalization of $0.2 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.3 million, and capitalization of $1.1 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.6 million. The expense for performance awards is net of capitalization of $0.3 million.

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The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2013:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended June 30, 2013 (1)	$ 385	$ (144)	$ -	$ -	$ 241
Expense for the six months ended June 30, 2013 (2)	$ 906	$ 785	$ -	$ -	$ 1,691
Liability balance, June 30, 2013	$ -	$ 2,513	$ -	$ -	$ 2,513

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.3 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.7 million.

a.	Share Option Plan

During the three and six months ended June 30, 2014, Bellatrix granted 2,718,000 (2013: nil) and 2,946,000 (2013: nil) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended June 30, 2014, and the weighted average assumptions used in their determination are as noted below:

2014
Inputs:
Share price	$ 9.26
Exercise price	$ 9.26
Risk free interest rate (%)	1.2
Option life (years)	2.8
Option volatility (%)	44
Results:
Weighted average fair value of each share option granted	$ 2.79

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the three and six months ended June 30, 2014 was $9.92 (2013: $5.91), and $9.39 (2013: $5.70), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$ 4.75	11,182,963
Granted	$ 9.20	2,946,000
Exercised	$ 1.96	(2,068,622)
Forfeited	$ 6.91	(483,502)
Balance, June 30, 2014	$ 6.29	11,576,839

As of June 30, 2014, a total of 19,109,174 common shares were reserved for issuance on exercise of share options, leaving an additional 7,532,335 available for future share option grants.

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Share Options Outstanding, June 30, 2014

	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	June 30, 2014	Exercise Price	Contractual Life (years)	June 30, 2014	Exercise Price
$ 1.07 - $ 3.43	1,866,336	$ 3.10	2.6	1,152,340	$ 2.99
$ 3.44 - $ 3.97	1,648,001	$ 3.86	1.0	1,556,332	$ 3.87
$ 3.98 - $ 5.38	2,208,002	$ 5.15	2.1	1,998,332	$ 5.25
$ 5.39 - $ 7.68	1,473,500	$ 7.30	4.3	47,500	$ 5.49
$ 7.69 - $ 8.42	1,530,000	$ 7.99	4.5	-	-
$ 8.43 - $ 9.04	143,000	$ 8.84	4.7	-	-
$ 9.05 - $10.04	2,708,000	$ 9.26	4.9	-	-
$ 1.07 - $10.04	11,576,839	$ 6.29	3.3	4,754,504	$ 4.25

b.	Deferred Share Unit Plan

During the six months ended June 30, 2014, the Company granted 113,610 (2013: 4,796) DSUs, and had 646,516 DSUs outstanding as at June 30, 2014 (2013: 413,320). $5.9 million (December 31, 2013: $4.0 million) was included in accounts payable and accrued liabilities as at June 30, 2014 in relation to the DSUs.

c.	Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the six months ended June 30, 2014, the Company granted 572,850 (2013: nil) RAs, settled 158,265 (2013: nil) RAs, and had 899,085 RAs outstanding as at June 30, 2014 (2013: nil). $1.2 million (December 31, 2013: $1.0 million) was included in accounts payable and accrued liabilities as at June 30, 2014 in relation to the RAs.

During the three months ended June 30, 2014, the Company granted 411,150 (2013: nil) PAs, and had 863,850 PAs outstanding as at June 30, 2014 (2013: nil). $1.3 million (December 31, 2013: $0.4 million) was included in accounts payable and accrued liabilities as at June 30, 2014 in relation to the PAs.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Changes in non-cash working capital items:
Restricted cash	$ (4,685)	$ -	$ 13,720	$ -
Accounts receivable	(31,273)	4,889	(54,649)	(3,227)
Deposits and prepaid expenses	4,688	22	190	(2,934)
Accounts payable and accrued liabilities	(52,877)	(34,639)	2,335	15,415
Advances from joint venture partners	(14,096)	(2,689)	(32,438)	(4,955)
	$ (98,243)	$ (32,417)	$ (70,842)	$ 4,299
Changes related to:
Operating activities	$ (10,878)	$ (6,684)	$ (4,156)	$ (8,423)
Financing activities	303	(479)	113	237
Investing activities	(87,668)	(25,254)	(66,799)	12,485
	$ (98,243)	$ (32,417)	$ (70,842)	$ 4,299

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9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at June 30, 2014, Bellatrix had approximately $1.4 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $157.1 million that expire in years through 2030.

10.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Finance expense
Interest on long-term debt	$ 4,866	$ 2,460	$ 8,593	$ 4,441
Interest on convertible debentures	-	651	-	1,296

Accretion on convertible debentures	-	431	-	849
Accretion on decommissioning liabilities	434	216	864	389
	434	647	864	1,238
Finance expense	$ 5,300	$ 3,758	$ 9,457	$ 6,975

11.	PER SHARE AMOUNTS
The calculation of basic earnings per share for the three and six months ended June 30, 2014 was based on a net profit of $38.3 million (2013: $15.5 million) and a net profit of $63.4 million (2013: $20.0 million), respectively

.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Basic common shares outstanding	191,091,741	107,919,329	191,091,741	107,919,329
Fully dilutive effect of:
Share options outstanding	11,576,839	9,173,560	11,576,839	9,173,560
Shares issuable for convertible debentures	-	9,821,429	-	9,821,429
Fully diluted common shares outstanding	202,668,580	126,914,318	202,668,580	126,914,318
Weighted average shares outstanding	177,847,190	107,919,329	174,754,132	107,900,781
Dilutive effect of share options and convertible debentures (1)	3,128,220	13,346,005	2,654,515	13,137,885
Diluted weighted average shares outstanding	180,975,410	121,265,334	177,408,647	121,038,666

(1)	For the three and six months ended June 30, 2014, a total of 3,128,220 and 2,654,515 share options were included in the calculation as they were dilutive.

For the three and six months ending June 30, 2013, a total of 3,524,576 and 3,316,456 share options, respectively, were included in the calculation as they were dilutive. Additionally, 9,821,429 and 9,821,429 common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation for the three and six month periods ending June 30, 2013 as they were also dilutive.

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12.	COMMITMENTS

As at June 30, 2014, Bellatrix committed to drill 2 gross (1.2 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $4.5 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$ 56.3	$ 150.0	$ 37.5
Remaining wells to drill at June 30, 2014	3	9	7
Remaining estimated total cost ($000s)	$ 11.3	$ 33.8	$ 26.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$ 244.0	$ 200.0	$ 240.0
Estimated total cost ($000s) (net) (1)	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at June 30, 2014 (gross)	35	33	25
Remaining wells to drill at June 30, 2014 (net)	6.9	16.3	12.5
Remaining estimated total cost ($000s) (gross) (1)	$ 147.7	$ 131.6	$ 95.2
Remaining estimated total cost ($000s) (net) (1)	$ 29.0	$ 65.8	$ 47.6

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.
(2)	During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase are under determination and have not been incorporated into the commitments table.

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13.	FINANCIAL RISK MANAGEMENT
a.	Credit Risk

As at June 30, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$ 56,984	$ 17,762	$ 74,746
Amounts due from government agencies	468	695	1,163
Revenue and other accruals	51,493	8,148	59,641
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(616)	(616)
Total accounts receivable	$ 108,945	$ 26,010	$ 134,955

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity Risk

The following are the contractual maturities of liabilities as at June 30, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$ 142,678	$ 142,678	$ -	$ -	$ -
Advances from joint venture partners	66,942	66,942	-	-	-
Long-term debt – principal (2)	323,007	-	323,007	-	-
Commodity contract liability	25,612	25,612	-	-	-
Decommissioning liabilities (3)	74,480	-	2,285	3,554	68,641
Finance lease obligation	12,407	1,534	3,206	2,178	5,489
Deferred lease inducements	3,169	333	666	666	1,504
Total	$ 648,295	$ 237,099	$ 329,164	$ 6,398	$ 75,634

(1) Includes $0.8 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2068).

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c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at June 30, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.85 CDN	$ 3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.84 CDN	$ 3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 4.14 CDN	$ 4.14 CDN	AECO

14.	FAIR VALUE

The Company’s financial instruments as at June 30, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at June 30, 2014 was a net liability of $25.6 million (December 31, 2013: $16.9 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

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Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the NYSE MKT under the symbol BXE. For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655

or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com